Exhibit 99.(a)(56)

Gold Fields is a great South African champion and an international leader in gold mining with a superior track record of creating and delivering value for our shareholders, for our employees and for South Africa:

•	We expect to deliver our sixth consecutive quarter of operating profits — Harmony has lost over R1 billion in the last five quarters.

•	Our Group operating margin for the December quarter is expected to increase from 17% to between 20% to 23%, while the margin for the South African operations is expected to be restored to double digits.

•	We have a low cost, high impact project pipeline and an exciting exploration portfolio which is active in every gold producing region of the world.

•	We have a strong balance sheet with no net debt and more than R3.4 billion in cash reserves, after investing in long-term capital improvements of our operations.

•	Our assets include 75.6 million audited gold ounces in reserves and an internationally diversified portfolio, including three of South Africa’s greatest gold mines and excellent operations in Australia and Ghana.

•	Since 1998 we have delivered a 200% return per share (including capital and dividends) to you, our shareholders, at a compound annual growth rate of 25%.

It is no wonder Harmony is so desperate to acquire Gold Fields — our cash and our valuable long-term assets — as quickly as possible.

Harmony’s offer significantly undervalues Gold Fields. It offers only overvalued Harmony shares, no cash and too low a premium. Do not give away the value you own in Gold Fields by tendering your shares.

REJECT THE HARMONY OFFER. DO NOT TENDER YOUR SHARES.

For more information:
Hotline — SA 0800 202 361
Website — www.goldfields.co.za

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement of Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The directors of Gold Fields accept responsibility for the information contained in this advertisement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information. This document may not be sent, released, delivered or transmitted in, into or from Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so.